Aurora Cannabis to Issue Return of Capital to Shareholders via Spin-Out of U.S. Assets

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New Spin-Off Company Australis Capital Applying for CSE Listing

TSX: ACB

EDMONTON, June 20, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it intends to distribute units consisting of shares and warrants of its subsidiary, Australis Capital Inc. ("Australis"), to shareholders of the Company by way of a return of capital.

Capital distribution of Australis shares to Aurora shareholders

The spin-out of Australis will happen in the form of a distribution of units (the "Units") in Australis Capital to resident holders of Aurora shares (the "Distribution"). Non-resident holders will receive cash instead of units pursuant to the spin-out, as explained below.

The Distribution will be paid on the basis of one Unit for every 20 Aurora shares outstanding on the record date, to be fixed by the board of directors of Aurora. Each Unit will consist of one common share ("Share") and one Share purchase warrant ("Warrant") of Australis. Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of $0.25 per Australis share, on or prior to 4:00 p.m. (Eastern Time) on the date that is one year from the date of the Distribution.

Aurora shareholders are not required to pay for the Units they receive by way of the Distribution, to tender or surrender their Aurora shares, or to take any other action in connection with the Distribution, other than providing a declaration of residency.

Australis has filed a preliminary prospectus in all provinces and territories of Canada, except for Quebec in respect of the Distribution, which is available on SEDAR under Australis' profile ( www.sedar.com). Australis intends to file a preliminary prospectus in Quebec shortly, upon completion of translation of the preliminary prospectus into French.

Spin-out to Non-resident Holders

As described in further detail in the preliminary prospectus, no Shares will be issued to shareholders who are (or are deemed to be) non-residents of Canada. Rather, such Shares will be delivered to a custodian for sale in the open market following the Distribution, and the net cash proceeds will be delivered to non-resident shareholders, net of any withholding taxes. Shareholders who fail to provide a declaration of Canadian residency in the form that will be provided will be deemed to be a non-resident for these purposes. Canadian shareholders who hold their shares in Aurora through a brokerage or other account are therefore urged to contact their brokers to avoid being deemed a non-resident.

CSE Listing

Australis is applying to list its Shares and Warrants on the Canadian Securities Exchange (the "CSE"). Listing will be subject to Australis fulfilling all of the listing requirements of the CSE.

Australis Capital

Australis is an investment company that intends to acquire ownership interests in a variety of opportunities and asset classes, primarily in the cannabis and real estate sectors in the United States. The Australis Board, Management and Investment Advisory Committee have material experience with, and knowledge of, the cannabis space in the U.S., and are anticipated to execute on high-quality investments.

The U.S. Cannabis Market

While 29 states have legalized medical cannabis and 9 states plus the District of Columbia have proceeded with consumer legalization, cannabis remains a Schedule I controlled substance at the federal level in the United States. Consequently, the U.S. cannabis market is very fragmented in nature and includes many high-quality operations and technology innovators with limited access to capital. This has created a compelling opportunity for well-connected and capitalized companies to invest in U.S. assets, especially considering anticipated market growth, with over 50% of the U.S. population currently living in states with legal access.

Recent changes in U.S. federal positioning with respect to cannabis have positively impacted the perception of risk to invest in U.S. cannabis assets. This has further incentivized capital market participants to seek opportunities to fund U.S. based operations. Entering the U.S. market now, in compliance with regulatory requirements, represents a risk/reward balance that is attractive to a well-connected and funded operators.

Assets

Aurora has completed a series of intercorporate transactions in connection with the proposed Distribution, resulting in the Company holding a direct interest in 100% of the issued and outstanding common Shares and Warrants of Australis, and Australis holding the following investments:

•

A 50% joint venture interest in Australis Holdings LLP, a limited liability partnership organized under the laws of Washington State, which holds two parcels of land totaling 24.5 acres in Whatcom County, Washington, along with approximately $3,156,402 of loans (including interest as of June 13, 2018) owing from Australis Holdings;

•

Aurora's interests in SubTerra LLC ("SubTerra"), consisting of (a) a royalty of five percent (5%) of the gross revenues of SubTerra earned annually from the sale of cannabis and cannabis based products grown and/or processed at its facility during the period commencing June 1, 2018 and ending May 31, 2028; (b) a payment of $150,000 annually during the period commencing June 1, 2018 and ending May 31, 2028; and (c) a two-year option to purchase the White Pine land parcel for $3,000. SubTerra does not currently conduct any cannabis related activities, but has applied to the State of Michigan for a license for the production, research and processing of medical cannabis.

Furthermore, Australis intends to raise $15 million through a non-brokered private placement (see below for details), so that the company will be well-capitalized to act on opportunities.

Funding Agreement and Restricted Back-in Right

Aurora and Australis entered into the Funding Agreement on June 14, 2018 pursuant to which Aurora will advance $500,000 to Australis, in consideration for which Australis will issue to Aurora: (a) a warrant to purchase a number of Shares equal to 20% of the issued and outstanding Shares as of the date on which the Shares commence trading on the CSE, which will be exercisable for a period of ten years from the date of issue at an exercise price of $0.20 per Share, and (b) a warrant to purchase a number of Shares equal to 20% of the number of Shares issued and outstanding as of the date of exercise, which will be exercisable for a period of ten years from the date of issue at an exercise price equal to the five day volume weighted average trading price of the Shares on the CSE or such other stock exchange on which the Shares may then be listed at the time of exercise, or if the Shares are not then listed on a stock exchange at the fair market value of the Shares at the time of exercise (collectively, the "Restricted Back-in Right").

Aurora will be prohibited from exercising the Restricted Back-in Right unless all of Australis' business operations in the United States are allowed under applicable federal and state laws and Aurora has received the consent of the Toronto Stock Exchange and any other stock exchange on which Aurora may be listed, as required.

Management Commentary

"The proposed distribution of Australis shares and warrants delivers an immediate return to Aurora shareholders, and creates the opportunity for holders to benefit financially as Australis executes on its investment strategy in the U.S.," said Terry Booth, CEO of Aurora. "The fragmented U.S. cannabis market has many innovative and successful operators that struggle to access growth capital. This creates exciting and attractively priced opportunities for the well-connected and knowledgeable team at Australis to capitalize on. Although fragmented, many U.S. cannabis companies have done an excellent job in creating brand value and have developed high-quality, differentiated products with potential for geographic expansion. While regulatory requirements vary greatly from state to state, Australis are well prepared to navigate this landscape, secure opportunities, and pursue growth."

Board and Management

Australis' Board, Management team and Investment Advisory Committee have considerable financial, M&A and cannabis industry experience, and consist of the following people:

Executive Officers

Scott Dowty, CEO and Director
Mr. Dowty has 25 years of experience evaluating companies and markets to identify key business drivers, spur rapid revenue and profit growth in competitive and highly regulated global markets. Mr. Dowty has held executive and corporate officer positions with numerous publicly traded US based companies, and is currently the Chief Revenue Officer of Apriva LLC, a leading provider of payment technology solutions and secure mobile communications

Campbell Birge, CFO
Mr. Birge has over 20 years of experience advising and working with public and private companies in Canada, the United States and Mexico. He is currently President and Director of U.S. listed CTT Pharmaceutical Holdings Inc. and previously served with other U.S. based public companies as CEO, CFO and as a Director. Mr. Birge is well connected in the capital markets, as well as has advised public companies in the cannabis sector.

Directors

Arlene Dickinson, Director
Arlene Dickinson is the owner and CEO of Venture Communications, a company she grew from a small, local firm to one of the largest independent agencies in Canada, and is also the CEO of District Ventures and Youinc.com, companies all aimed at helping market, fund and grow entrepreneurs and entrepreneurial companies. She is a two-time best-selling author, accomplished speaker, and may be best known for her role as a Dragon for eight seasons on the award-winning CBC series Dragons Den. Ms. Dickinson's leadership has been recognized many times, including Canada's Most Powerful Women Top 100, the Pinnacle Award for Entrepreneurial Excellence, as well as PROFIT and Chatelaine's Top 100 Women Business Owners. She is also a Marketing Hall of Legends inductee.

Roger Swainson, Director\
Mr. Swainson is a partner in Brownlee LLP's business law group. His practice focuses primarily on commercial lending and finance transactions, assisting lenders, mortgage brokers and mortgage servicers in structuring complex commercial loans and financings, as well as commercial real estate transactions. Mr. Swainson also led the team that revised the Alberta Condominium Property Act and Regulations in 2002.

John Dover, Director
John Dover is CEO of NelCorp Inc., a Canada-based operations management consultancy which specializes in enhancing organizational performance and/or establishing effective Supply Chain Management (SCM) Programs for small to medium sized firms across North America. In addition, Mr. Dover has broad experience in asset based and structured financing transactions specific to more complex supply chain strategies.

Investment Advisory Committee

Desmond Balakrishnan
Mr. Balakrishnan has practiced law as a partner at McMillan LLP since February 2002. Mr. Balakrishnan has served as Director and Corporate Secretary of a number of listed issuers. He received his Law Degree from the University of Alberta in 1997 and was called to the British Columbia Bar in 1998. Mr. Balakrishnan a true leader in the cannabis space has served as legal counsel for numerous public and private companies within the cannabis industry. Mr. Balakrishnan has developed a deep and well-respected understanding of the sector, and has developed a large network of cannabis executives, enabling him to vet promising investment opportunities.

Graham Saunders
Mr. Saunders has served as Vice Chairman, Head of Capital Markets Origination at Canaccord Genuity Corp. since January 2016. Mr. Saunders has been instrumental in Canaccord Genuity's entry and expansion into the cannabis sector. Prior to his current role, Mr. Saunders acted as Co-Head of Institutional Equity Sales and Managing Director at Canaccord Genuity Corp. Mr. Saunders' exposure to both the U.S. and Canadian markets, and Canaccord Genuity's track record as the number one investment bank in the Cannabis sector results in heavy exposure to Cannabis opportunities, which Australis anticipates will contribute to the quality of the opportunities under review.

Neil Belot
Mr. Belot has been the Chief Global Business Development Officer at Aurora since March 2017, where he focuses on developing business opportunities that drive Aurora's international growth. Prior to this, he had held the position of Chief Brand Officer at Aurora since September 2015 with operational oversight of brand, sales, marketing, client care, and digital technology. Mr. Belot has been deeply involved with Canada's medical cannabis industry and community for more than seven years. He also serves on the Board of Directors for Australia's first licensed cannabis company Cann Group Limited, as well as for North America's largest public chain of liquor stores, Alcanna Inc.. Prior to joining Aurora, he was the Executive Director of the trade association for commercial licensed producers known as the Canadian Medical Cannabis Industry Association since February 2015. Before joining the industry association, he managed one of Canada's largest programs for the legislated bulk trading, pricing, hedging, transporting, and supply of energy to a portfolio of over 40 municipal corporate clients with over 15,000 points of distribution since January 2013. Mr. Belot earned an international finance-focused MBA while studying at Dalhousie University and Copenhagen Business School.

Private Placement

Prior to the completion of the Distribution, Australis intends to complete a non-brokered private placement (the "Private Placement") with arm's length purchasers. Australis intends issue up to 75,000,000 Shares at an offering price of $0.20 per Share for gross proceeds of $15 million. The Shares issued pursuant to the Private Placement will be subject to a statutory four-month hold period, as applicable. Funds will be used to execute on Australis' investment strategy.

Certain Aurora insiders, including Directors and Officers intend to participate in the private placement, and consequently will become shareholders of Australis. No insiders of Aurora will become insiders of Australis.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The Australis Shares to be distributed have not been approved or disapproved by any Canadian or U.S. regulatory authority nor has any such authority passed upon the accuracy or adequacy of the preliminary prospectus.

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and operations across Canada and in Europe, Aurora is one of the world's largest cannabis companies. The Company is vertically integrated and horizontally diversified across every key segment of the value chain, from facility design and engineering, to cannabis breeding and genetics research, cannabis and hemp production, extraction and high value-add product development, home cultivation and wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis on a massive scale, with high flower quality, industry-leading yields, and ultra-low per gram production costs. Each of the Company's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved that level of certification.

In addition to its rapid organic growth and strategic M&A, which to date includes nine companies acquired, Aurora is distinguished by its reputation as a partner of choice in the cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website investor.auroramj.com.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: statements in respect of the timing and details of the Distribution, the financial prospects of Australis, the listing of Australis Shares and Warrants on the CSE, the terms of the Restricted Back-in Right and the proposed Private Placement. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Investors should refer to the preliminary prospectus filed by Australis in connection with the Distribution for more information, in particular the risk factors described therein under the heading "Risk Factors". The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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%SEDAR: 00025675E

For further information: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors, Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 20-JUN-18